UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
1-5911
(Commission File Number)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
SPARTECH CORPORATION
120 S. Central Avenue, Suite 1700
Clayton, Missouri 63105
(314) 721-4242

Spartech Corporation 401(k) Savings & Investment Plan
FORM 11-K
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Exhibits
Financial Statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

Exhibits.

23.1— Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k) SAVINGS & INVESTMENT PLAN
Date June 26, 2009	By	/s/ Randy C. Martin
Randy C. Martin
Executive Vice President Corporate Development and Chief Financial Officer

Financial Statements and Supplemental Schedule
Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Spartech Corporation
401(k) Savings & Investment Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Spartech Corporation 401(k) Savings & Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Spartech Corporation 401(k) Savings & Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 26, 2009

Spartech Corporation
401(k) Savings & Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Cash	$145,561	$121,030
Investments, at fair value	63,931,353	76,940,474
Participant contributions receivable	29,054	423,179
Employer contributions receivable	3,581	154,298
Dividends and interest receivable	—	73,470

Total assets	64,109,549	77,712,451

Liabilities
Refunds for excess contributions	123,586	163,610
Due to brokers	145,564	—

Net assets available for benefits at fair value	63,840,399	77,548,841

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,293,890	211,855

Net assets available for benefits	$65,134,289	$77,760,696

See accompanying notes.

Spartech Corporation
401(k) Savings & Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007

Additions:
Interest and dividend income	$3,020,561	$5,037,144
Contributions from:
Employer	2,102,089	2,032,760
Participants	5,615,472	5,665,480
Rollovers	55,798	207,889
Transfers from merged plans	11,493,792	—

Total additions	22,287,712	12,943,273

Deductions:
Retirement and qualified participant distributions	10,216,974	5,863,371
Administrative expenses	52,458	37,430

Total deductions	10,269,432	5,900,801

Net realized and unrealized depreciation in investments	(24,644,687)	(6,408,654)

Net (decrease) increase	(12,626,407)	633,818
Net assets available for benefits, beginning of year	77,760,696	77,126,878

Net assets available for benefits, end of year	$65,134,289	$77,760,696

See accompanying notes.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements
1. Description of Plan
The following description of the Spartech Corporation (the Company) 401(k) Savings & Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 100% of eligible compensation, as defined by the Plan. The Company provides a contribution in the amount of 50% of employee contributions made by the participant, up to 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan, although in 2008 and 2007 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and discretionary contribution, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service. Participants also become 100% vested upon reaching age 65, upon becoming totally disabled, upon death, or upon the Plan’s termination.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Investment Options
Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant’s investment objectives. The investment options are trusteed mutual funds, a collective trust fund and a Company stock fund.
All investments are participant directed.
Company Stock Fund — The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 50 percent of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Participants have the same voting rights in the event of a tender or exchange offer.
Forfeitures
Forfeitures of nonvested employer contributions are used to reduce future employer contributions. During 2008 and 2007, $109,304 and $83,220, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $55,803 and $41,343, respectively.
Payment of Benefits
On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to twenty years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 5% to 10.5% at December 31, 2008.
2. Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.
Investment Valuation and Income Recognition
The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.
The Plan invests in investment contracts through a common collective trust (Income Advantage Collective Trust Fund). These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In accordance with Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company, except for certain expenses related to loans or hardship withdrawals which are paid by the affected participants’ accounts.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.
In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.
3. Investments
The fair value of individual investments, by investment type, is as follows:

	December 31
	2008	2007

Mutual funds	$42,652,895	$54,135,513
Collective trust	14,984,394	13,572,104
Company stock	2,993,251	5,811,280
Participant loans	3,300,813	3,421,577

Investments, at fair value	$63,931,353	$76,940,474

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,293,890	211,855

Investments, at contract value	$65,225,243	$77,152,329

The Plan recorded investments at fair value on its Internal Revenue Service Form 5500, Annual Return/Report of Employee Benefit Plan. The differences between fair value and contract value were $1,293,890 and $211,855 at December 31, 2008 and 2007, respectively, as shown on the reconciliation in the table above.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2008	2007

American Balanced Fund	$5,930,545	$7,442,410
Allegiant S&P 500 Index Fund	8,427,255	11,219,142
Allegiant Bond Fund	5,882,070	5,281,491
Income Advantage Collective Trust Fund	14,984,394	13,572,104
Oppenheimer Global Fund	9,896,433	17,277,276
Spartech Corporation Company Stock Fund	*	5,811,280
Loan Fund	3,300,813	*

*	Investment is less than 5%.
During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $24,644,687 and $6,408,654, respectively, as follows:

	Year Ended December 31
	2008	2007

Mutual funds	$(21,258,965)	$(1,505,644)
Collective trust	(1,293,890)	(211,855)
Company stock	(3,385,722)	(4,903,010)

Investments, at fair value	$(25,938,577)	$(6,620,509)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,293,890	211,855

Investments, at contract value	$(24,644,687)	$(6,408,654)

The Plan received dividends from Company stock of $157,960 and $220,842 during the years ended December 31, 2008 and 2007, respectively.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.
SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets,

•	quoted prices for identical or similar assets or liabilities in markets that are not active,

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals),

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.
The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The fair value of the Plan’s interest in the Income Advantage Collective Trust Fund is based on information reported by the issuer of the common collective trust at year-end.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$2,993,251	$—	—	$2,993,251
Mutual funds	42,652,895	—	—	42,652,895
Common/collective trust funds	—	14,984,394	—	14,984,394
Loans to participants	—	—	3,300,813	3,300,813

Total assets at fair value	$45,646,146	$14,984,394	$3,300,813	$63,931,353

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Loans to Participants

Balance, beginning of year	$3,421,577
Issuances, settlements and repayments — net	(120,764)

Balance, end of year	$3,300,813

5. Transfers from Merged Plans
Polymer Extruded Products, Inc. 401(k) Plan — On February 22, 2008, $2,473,246 of participant balances of the Polymer Extruded Products, Inc. 401(k) Plan were transferred to the Plan.
Creative Forming, Inc. Savings Plan — On March 10, 2008, $9,020,546 of participant balances of the Creative Forming, Inc. Savings Plan were transferred to the Plan.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
6. Plan Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated January 22, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants will be fully vested in their accounts.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
9. Subsequent Events
On February 10, 2009, Spartech Corporation announced that it temporarily suspended its company match effective March 6, 2009.

Spartech Corporation
401(k) Savings & Investment Plan
EIN #43-0761773               Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

American Balanced Fund	431,941 shares of mutual fund	$5,930,545
American Century Equity Income Fund	303,986 shares of mutual fund	1,829,999
Allegiant S&P 500 Index Fund*	1,173,712 shares of mutual fund	8,427,255
Allegiant Bond Fund*	603,221 shares of mutual fund	5,882,070
Income Advantage Collective Trust Fund*	16,198,910 units of common collective trust	14,984,394
Allegiant Small Cap Value Fund*	170,141 shares of mutual fund	1,621,443
Federated Mid-Cap Index Fund	225,265 shares of mutual fund	2,935,201
Massachusetts Investors Growth Stock Fund	198,942 shares of mutual fund	1,909,847
MFS Value Fund	137,841 shares of mutual fund	2,417,733
Oppenheimer Global Fund	258,528 shares of mutual fund	9,896,433
Putnam Growth and Income Fund	64,356 shares of mutual fund	599,803
Putnam New Opportunities Fund	40,382 shares of mutual fund	1,202,566
Spartech Corporation Company Stock Fund*	479,465 units of Spartech stock fund	2,993,251
Participant loans receivable*	Various participants, interest rates from
	5% to 10.5%, maturities through 2037	3,300,813

Total assets held for investment purposes, at fair value		$63,931,353

All investments are participant directed.

*	Party-in-interest.